CM

14045717

SEC ISSION

Washington, D.C. 2054?

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SEC Mail Processing Section FEB 27 2014 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stout Causey Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 Ridgebrook Road
(No. and Street)

Sparks (City) MD. (State) 21152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Helmrath (410) 785-8049
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Elliott Kearns & Company, LLC
(Name – *if individual, state last, first, middle name*)

480 North Potomac Street (Address) Hagerstown (City) MD (State) 21740 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

P 3/14/14

OATH OR AFFIRMATION

I, Christopher Helmrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stout Causey Capital Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public – My Commission Expires: 11.19.2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SC&H
GROUP

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

February 25, 2014

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To whom it may concern,

Please find enclosed a copy of the Audited Financial Statements of Stout Causey Capital Corporation for the year ended December 31, 2013.

Sincerely,

L. Duke Allen
Chief Financial Officer

STOUT CAUSEY CAPITAL CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2013

SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

STOUT CAUSEY CAPITAL CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Board of Directors of
Stout Causey Capital Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Stout Causey Capital Corporation (a Maryland corporation) (the Company), which comprise the statement of financial condition, as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant the Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Stout Causey Capital Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 26, 2014

Stout Causey Capital Corporation

Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	653,562
Accounts receivable, net of allowance of $32,800		65,724
Other Assets		
Deposits		4,520
Total Assets	$	723,806
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate	$	108,345
Accrued expenses		23,686
Accrued bonus		249,996
Total Liabilities	$	382,027
Stockholder's Equity		
Common stock, par value $1.00, 100,000 shares authorized, 8,650 shares issued and outstanding	$	8,650
Paid in capital		1,076,437
Accumulated deficit		(743,308)
Total Stockholder's Equity		341,779
Total Liabilities and Stockholder's Equity	$	723,806

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Operations
For the Year Ended December 31, 2013

Fee Income	$	3,217,371
Expenses		
Salaries and payroll taxes	$	1,270,627
Other employee expenses		35,764
Other operating expenses		1,354,906
Total Expenses	$	2,661,297
Net Income	$	556,074

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Paid In Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance at December 31, 2012	$ 8,650	$ 1,076,437	$ (599,382)	$ 485,705
Net Income	-	-	556,074	556,074
Distributions to Stockholders	-	-	(700,000)	(700,000)
Balance at December 31, 2013	$ 8,650	$ 1,076,437	$ (743,308)	$ 341,779

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows From Operating Activities		
Net income	$	556,074
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Accounts receivable		41,750
Other assets		(4,520)
Due to/from affiliate		(336,920)
Accrued expenses		23,686
Accrued bonus		(118,904)
Net Cash Provided by Operating Activities	$	161,166
Cash Flows From Financing Activities		
Distibutions to stockholders		(700,000)
Net change in Cash and Cash Equivalents	$	(538,834)
Cash and Cash Equivalents, beginning of year		1,192,396
Cash and Cash Equivalents, end of year	$	653,562

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stout Causey Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

Revenue Recognition

The Company provides consulting services related to mergers and acquisitions and business performance enhancement to organizations. The Company works on both a contingent fee and hourly fee basis. For contingent fee services, revenue is recognized upon settlement of a transaction. Hourly fees are billed on a monthly basis and revenue is recognized upon issuance of an invoice.

Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash held in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

Accounts Receivable

Accounts receivable represents hourly fees earned on activities that occurred prior to and to be paid after December 31, 2013.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after they are billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts of $32,800 has been recorded as of December 31, 2013.

Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation, thus income is passed through to the Parent. The Parent is an S-Corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S-Corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.

Income Taxes – cont'd.

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2013, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements. Generally, the tax years before 2010 are no longer subject to examination by federal, state or local taxing authorities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 6.67% (1/15th) of aggregated indebtedness and that aggregate indebtedness shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of December 31, 2013, net capital is $271,535 and aggregate indebtedness is $382,027. Therefore, 6.67% of aggregate indebtedness, or $25,481, is greater than $5,000 and the Company has excess net capital of $246,054. Additionally, the Company's aggregated indebtedness of $382,027 is less than the maximum allowed of $4,073,025, or 15 times net capital. As of December 31, 2013, the Company is in compliance with these rules.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended December 31, 2013, personnel costs totaling $1,270,627 were charged to the Company.

The Parent pays all indirect expenses of the Company, which are then reimbursed by the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company maintains an operating cash account from which all direct expenses of the Company are paid. From time to time, the Company will advance cash to the Parent company.

At December 31, 2013, the Company owed $108,345 for reimbursement of various shared services. The payable is reported as "Due to affiliate" in the Company's statement of financial condition and is expected to be paid in full in 2014.

4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2013 through February 26, 2014, the date these financial statements were available to be issued. Based on the definitions and requirements of generally accepted accounting principles, management has not identified any events that have occurred subsequent to December 31, 2013 and through February 26, 2014, that require recognition or disclosure in the financial statements.

Stout Causey Capital Corporation

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 For the Year Ended December 31, 2013

Net Capital		
Total Capital Funds	$	341,779
Deductions		
Non-allowable receivables		(70,244)
Net Capital	$	271,535
Minimum Net Capital		25,481
Excess Net Capital	$	246,054
Total Aggregate Indebtedness	$	382,027
Ratio of Aggregate Indebtedness to Net Capital (maximum 15.00)		1.41

Stout Causey Capital Corporation
Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition
For the Year Ended December 31, 2013

There were differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report Part IIA filed as of December 31, 2013. The unaudited FOCUS Report Part IIA overstated receivables in the amount of $22,800 and understated liabilities by $23,686. Additionally, the unaudited FOCUS Report IIA overstated the ownership equity $46,486. The differences were a result of adjustments proposed and agreed to by management during the course of performing audit procedures.

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).

Stout Causey Capital Corporation
Schedule IV– Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions
For the Year Ended December 31, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL
UNDER SEC RULE 17a-5(g)(1)
FOR THE YEAR ENDED DECEMBER 31, 2013**

To the Board of Directors of
Stout Causey Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stout Causey Capital Corporation (a Maryland Corporation) (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 26, 2014

SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT ACCOUNTANT'S
AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2013

To the Board of Directors of
Stout Causey Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Stout Causey Capital Corporation (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including Analysis of Deduction on SIPC-7, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Analysis of Deduction on SIPC-7 supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 26, 2014